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                             May 23, 2023

       Lu Lv
       Chief Financial Officer
       Sunlands Technology Group
       Building 4-6, Chaolai Science Park, No. 36
       Chuangyuan Road, Chaoyang District
       Beijing, 100012, the People   s Republic of China

                                                        Re: Sunlands Technology
Group
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Response dated
April 4, 2023
                                                            File No. 001-38423

       Dear Lu Lv:

              We have reviewed your April 4, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 10, 2023 letter.

       Form 20-F for the Year Ended December 31, 2022

       Item 3. Key Information
       Licenses and Approvals, page 7

   1. We note your response to comment 1. Please revise to identify your PRC legal counsel referenced in the
filing. Your disclosure also provides that you have received all approvals "explicitly"
required. Please clarify in your disclosure whether the company is subject to other
approvals not "explicitly" required.
 Lu Lv
FirstName  LastNameLu Lv
Sunlands Technology Group
Comapany
May        NameSunlands Technology Group
     23, 2023
May 23,
Page 2 2023 Page 2
FirstName LastName
The Group is subject to a variety of laws and other obligations regarding data protection . . . , page 29

2. Based on your response to comment 3, it appears that you did not rely upon an opinion of counsel with respect to your conclusion that you are compliant with PRC laws and regulations regarding data security. Please revise your disclosure here to clearly state as much and explain why such an opinion was not obtained.
Item 16.I.
Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 118

3. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
         (b)(2) and (3).
4. We note that your disclosures pursuant to paragraph (b) are limited to yourself and your
            material operating entities.    However, please note that Item
16I(b) requires that you
         provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, please provide this information in your supplemental response. Please also make corresponding representations, if true, with respect to (b)(3),
         (4) and (5), or provide this information in your supplemental response.
5. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
6. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
         language that such disclosure is    to our best knowledge.    Please
supplementally confirm
         without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
         Communist Party.
 Lu Lv
Sunlands Technology Group
May 23, 2023
Page 3

       Contact Kyle Wiley at (202) 344-5791 or Christopher Dunham at (202) 551-3783 If you
have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year. Please contact Rucha Pandit at
(202) 551-
6022 or Taylor Beech at (202) 551-4515 with any other questions.



                                                        Sincerely,
FirstName LastNameLu Lv
                                                        Division of Corporation
Finance
Comapany NameSunlands Technology Group
                                                        Office of Trade &
Services
May 23, 2023 Page 3
cc:       Li He
FirstName LastName